Exhibit (a)(1)(I)

NOTICE OF EXPIRATION OF EXCHANGE OFFER
From:    Immune Design Corp.
Re:    Expiration of the Exchange Offer
The Offer to Exchange Eligible Options for New Options, dated June 18, 2018 (the “Exchange Offer”), has expired, and no additional Election Forms may be submitted. If you are an Eligible Employee and delivered a properly completed and signed Election Form before the Expiration Time, you will receive a separate letter confirming our acceptance of your tendered Eligible Options. Any Eligible Options you did not tender for exchange will remain outstanding with their original terms. If you have any questions regarding the stock options you hold, please contact Ralph Scarborough, Controller, at ralph.scarborough@immunedesign.com.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.